UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **January 14, 2008**

CALPINE CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**1-12079**	**77-0212977**
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

50 West San Fernando Street, San Jose, California 95113
717 Texas Avenue, Houston, Texas 77002
(Addresses of principal executive offices and zip codes)

Registrant's telephone number, including area code: (408) 995-5115

(Former name or former address if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 7.01 — REGULATION FD DISCLOSURE

On January 14, 2008, Calpine Corporation (the "Company") and certain of its subsidiaries (collectively, the "Debtors") filed their unaudited consolidated Monthly Operating Statement for the month ended November 30, 2007 (the "Monthly Operating Statement"), with the United States Bankruptcy Court for the Southern District of New York (the "U.S. Bankruptcy Court") in the matter of *In re Calpine Corporation, et al.*, Case No. 05-60200 (BRL). Exhibit 99.1 to this Current Report on Form 8-K contains the unaudited consolidated Monthly Operating Statement as filed with the United States Bankruptcy Court.

The Monthly Operating Statement is limited in scope, covers a limited time period, and has been prepared solely for the purpose of complying with the monthly reporting requirements of the U.S. Bankruptcy Court. Certain of the Company's Canadian subsidiaries were granted relief by the Court of Queen's Bench of Alberta, Judicial District of Calgary (the "Canadian Court") under the Companies' Creditors Arrangement Act (Canada) (the "CCAA"). As a result, certain of the Company's Canadian and other foreign subsidiaries were deconsolidated as of December 20, 2005. Financial information regarding such deconsolidated subsidiaries is not part of the consolidated group included in the Monthly Operating Statement. The financial information in the Monthly Operating Statement is preliminary and unaudited and does not purport to show the financial statements of any of the Debtors in accordance with accounting principles generally accepted in the United States of America ("GAAP"), and therefore may exclude items required by GAAP, such as certain reclassifications, eliminations, accruals, valuations and disclosure items. The Company cautions readers not to place undue reliance upon the Monthly Operating Statement. There can be no assurance that such information is complete and the Monthly Operating Statement may be subject to revision. The Monthly Operating Statement is in a format required by the United States Bankruptcy Code and should not be used for investment purposes. The Monthly Operating Statement should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 2006, and its Quarterly Reports on Forms 10-Q for the quarters ended March 31, 2007, June 30, 2007, and September 30, 2007.

These unaudited financial statements have been derived from the books and records of the Company. This information, however, has not been subject to procedures that would typically be applied to financial information presented in accordance with GAAP and, upon the application of such procedures, the Company believes that the financial information could be subject to changes, and these changes could be material. The information furnished in the Monthly Operating Statement includes primarily normal recurring adjustments but does not include all of the adjustments that would typically be made for quarterly financial statements in accordance with GAAP. In addition, certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted.

Access to documents filed with the U.S. Bankruptcy Court and other general information about the Chapter 11 cases is available at www.kccllc.net/calpine. Certain information regarding the Canadian proceedings under the CCAA, including the reports of the monitor appointed by the Canadian Court, is available at the monitor's website at www.ey.com/ca/calpinecanada. The content of the foregoing websites is not a part of this Report.

Limitation on Incorporation by Reference

The Monthly Operating Statement is being furnished for informational purposes only and is not deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the "Securities Act"). Registration statements or other documents filed with the SEC shall not incorporate the Monthly Operating Statement or any other information set forth in this Report by reference, except as otherwise expressly stated in such filing. This Report will not be deemed an admission as to the materiality of any information that is required to be disclosed solely by Regulation FD.

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Forward-Looking Statements

      In addition to historical information, this Report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Words such as "believe," "intend," "expect," "anticipate," "plan," "may," "will" and similar expressions identify forward-looking statements. Such statements include, among others, those concerning expected financial performance and strategic and operational plans, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. You are cautioned that any such forward-looking statements are not guarantees of future performance and that a number of risks and uncertainties could cause actual results to differ materially from those anticipated in the forward-looking statements. Such risks and uncertainties include, but are not limited to: (i) the risks and uncertainties associated with the Chapter 11 cases and CCAA proceedings, including the Company's ability to successfully reorganize and emerge from Chapter 11; (ii) the Company's ability to implement its business plan; (iii) financial results that may be volatile and may not reflect historical trends; (iv) seasonal fluctuations of results; (v) potential volatility in earnings associated with fluctuations in prices for commodities such as natural gas and power; (vi) the Company's ability to manage liquidity needs and comply with existing financing obligations and anticipated exit financing; (vii) the direct or indirect effects on the Company's business of its impaired credit including increased cash collateral requirements in connection with the use of commodity contracts; (viii) transportation of natural gas and transmission of electricity; (ix) the expiration or termination of PPAs (as defined in the Monthly Operating Statement) and the related results on revenues; (x) risks associated with the operation of power plants including unscheduled outages; (xi) factors that impact the output of the Company's geothermal resources and generation facilities, including unusual or unexpected steam field well and pipeline maintenance and variables associated with the waste water injection projects that supply added water to the steam reservoir; (xii) risks associated with power project development and construction activities; (xiii) the Company's ability to attract, retain and motivate key employees; (xiv) the Company's ability to attract and retain customers and counterparties; (xv) competition; (xvi) risks associated with marketing and selling power from plants in the evolving energy markets; (xvii) present and possible future claims, litigation and enforcement actions; (xviii) effects of the application of laws or regulations, including changes in laws or regulations or the interpretation thereof; and (xix) other risks identified in this Report, and the Company's annual and quarterly reports on Forms 10-K and 10-Q. You should also carefully review other reports that the Company files with the SEC. The Company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future developments or otherwise.

ITEM 9.01 — FINANCIAL STATEMENTS AND EXHIBITS.

    (d) Exhibits

        99.1 Calpine Corporation's Unaudited Monthly Operating Statement for the month ended November 30, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

CALPINE CORPORATION

By: /s/ Charles B. Clark, Jr.
Charles B. Clark, Jr.
Senior Vice President and
Chief Accounting Officer

Date: January 14, 2008

3

Index

EXHIBIT INDEX

Exhibit Number	Description
99.1	Calpine Corporation's Unaudited Monthly Operating Statement for the month ended November 30, 2007.

4

EXHIBIT 99.1

UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK

	x	
In re:	:	Chapter 11
	:	
CALPINE CORPORATION, et al.,	:	Case No. 05-60200 BRL
	:	
Debtors.	:	(Jointly Administered)
	:	
	x	

**MONTHLY OPERATING STATEMENT FOR THE PERIOD
FROM NOVEMBER 1, 2007, TO NOVEMBER 30, 2007**

DEBTORS' ADDRESS:	50 West San Fernando Street, San Jose, California 95113		
	717 Texas Avenue, Houston, Texas 77002		
	MONTHLY DISBURSEMENTS MADE BY CALPINE CORPORATION, ET AL. AND ITS U.S. DEBTOR SUBSIDIARIES (IN MILLIONS):	$	544
DEBTORS' ATTORNEYS:	Kirkland & Ellis LLP		
	Richard M. Cieri (RC 6062)		
	Marc Kieselstein (admitted *pro hac vice*)		
	David R. Seligman (admitted *pro hac vice*)		
	Edward O. Sassower (ES 5823)		
	Citigroup Center		
	153 East 53rd Street		
	New York, NY 10022-4611		
	MONTHLY OPERATING LOSS (IN MILLIONS):	$	(220)
REPORT PREPARER:	CALPINE CORPORATION, et al.		

The undersigned, having reviewed the attached report and being familiar with the Debtors' financial affairs, verifies under penalty of perjury, that the information contained therein is complete, accurate and truthful to the best of my knowledge.

By: /s/ CHARLES B. CLARK, JR.
_____
Charles B. Clark, Jr.
Senior Vice President and
Chief Accounting Officer
DATE: January 14, 2008   Calpine Corporation

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DEFINITIONS

As used in this Monthly Operating Statement, the following abbreviations contained herein have the meanings set forth below. Additionally, the terms "Calpine," "we," "us" and "our" refer to Calpine Corporation and its consolidated subsidiaries, unless the context clearly indicates otherwise. For clarification, such terms will not include the Canadian and other foreign subsidiaries that were deconsolidated as of the Petition Date, as a result of the filings by the Canadian Debtors under the CCAA in the Canadian Court. The term "Calpine Corporation" shall refer only to Calpine Corporation and not to any of its subsidiaries. Unless and as otherwise stated, any references in this Monthly Operating Statement to any agreement means such agreement and all schedules, exhibits and attachments thereto in each case as amended, restated, supplemented or otherwise modified to the date of this Monthly Operating Statement.

Abbreviation	Definition
2006 Form 10-K	Calpine Corporation's Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 14, 2007
2007 First Quarter Form 10-Q	Calpine Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, filed with the SEC on May 9, 2007
2007 Second Quarter Form 10-Q	Calpine Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, filed with the SEC on August 8, 2007
2007 Third Quarter Form 10-Q	Calpine Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, filed with the SEC on November 7, 2007
2007 Forms 10-Q	2007 First Quarter Form 10-Q, 2007 Second Quarter Form 10-Q and 2007 Third Quarter Form 10-Q
Bankruptcy Code	U.S. Bankruptcy Code
Bankruptcy Courts	The U.S. Bankruptcy Court and the Canadian Court
CalGen	Calpine Generating Company, LLC
CalGen First Lien Debt	Collectively, $235,000,000 First Priority Secured Floating Rate Notes Due 2009 issued by CalGen and CalGen Finance; $600,000,000 First Priority Secured Institutional Term Loans Due 2009 issued by CalGen; and the CalGen First Priority Revolving Loans
CalGen First Priority Revolving Loans	$200,000,000 First Priority Revolving Loans issued on or about March 23, 2004, pursuant to that Amended and Restated Agreement, among CalGen, the guarantors party thereto, the lenders party thereto, The Bank of Nova Scotia, as administrative agent, L/C Bank, lead arranger and sole bookrunner, Bayerische Landesbank, Cayman Islands Branch, as arranger and co-syndication agent, Credit Lyonnais, New York Branch, as arranger and co-syndication agent, ING Capital LLC, as arranger and co-syndication agent, Toronto Dominion (Texas) Inc., as arranger and co-syndication agent, and Union Bank of California, N.A., as arranger and co-syndication agent
CalGen Second Lien Debt	Collectively, $640,000,000 Second Priority Secured Floating Rate Notes Due 2010 issued by CalGen and CalGen Finance; and $100,000,000 Second Priority Secured Institutional Term Loans Due 2010 issued by CalGen
CalGen Third Lien Debt	Collectively, $680,000,000 Third Priority Secured Floating Rate Notes Due 2011 issued by CalGen and CalGen Finance; and $150,000,000 11 1/2% Third Priority Secured Notes Due 2011 issued by CalGen and CalGen Finance
CalGen Secured Debt	Collectively, the CalGen First Lien Debt, the CalGen Second Lien Debt and the CalGen Third Lien Debt

Abbreviation	Definition
Calpine Debtor(s)	The U.S. Debtors and the Canadian Debtors
Canadian Court	The Court of Queen's Bench of Alberta, Judicial District of Calgary
Canadian Debtor(s)	The subsidiaries and affiliates of Calpine Corporation that have been granted creditor protection under the CCAA in the Canadian Court
Cash Collateral Order	Second Amended Final Order of the U.S. Bankruptcy Court Authorizing Use of Cash Collateral and Granting Adequate Protection, dated February 24, 2006 as modified by orders of the U.S. Bankruptcy Court dated June 21, 2006, July 12, 2006, October 25, 2006, November 15, 2006, December 20, 2006, December 28, 2006, January 17, 2007, and March 1, 2007
CCAA	Companies' Creditors Arrangement Act (Canada)
Chapter 11	Chapter 11 of the Bankruptcy Code
Company	Calpine Corporation, a Delaware corporation, and subsidiaries
Confirmation Order	The order of the U.S. Bankruptcy Court entitled "Findings of Fact, Conclusions of Law, and Order Confirming Sixth Amended Joint Plan of Reorganization Pursuant to Chapter 11 of the Bankruptcy Code," entered December 19, 2007, confirming the Plan of Reorganization pursuant to section 1129 of the Bankruptcy Code
Confirmation Order Date	December 19, 2007
Convertible Notes	Calpine Corporation's Contingent Convertible Notes Due 2014, 7 3/4% Contingent Convertible Notes Due 2015, 4 3/4% Contingent Convertible Senior Notes Due 2023 and 4% Convertible Senior Notes Due December 26, 2006
Creditors' Committee	Official Committee of Unsecured Creditors of Calpine Corporation
DIP Facility	The Revolving Credit, Term Loan and Guarantee Agreement, dated as of March 29, 2007, among the Company, as borrower, certain of the Company's subsidiaries, as guarantors, the lenders party thereto, Credit Suisse, Goldman Sachs Credit Partners L.P. and JPMorgan Chase Bank, N.A., as co-syndication agents and co-documentation agents, General Electric Capital Corporation, as sub-agent, and Credit Suisse, as administrative agent and collateral agent, with Credit Suisse Securities (USA) LLC, Goldman Sachs Credit Partners L.P., JPMorgan Securities Inc., and Deutsche Bank Securities Inc. acting as Joint Lead Arrangers and Bookrunners
DIP Order	Order of the U.S. Bankruptcy Court dated March 12, 2007, approving the DIP Facility
Disclosure Statement	Disclosure Statement for Debtors' Joint Plan of Reorganization Pursuant to Chapter 11 of the United States Bankruptcy Code filed by the U.S. Debtors with the U.S. Bankruptcy Court on June 20, 2007, as amended, modified or supplemented through the filing of this Report, and as it may be further amended, modified or supplemented from time to time pursuant to the Plan of Reorganization
FASB	Financial Accounting Standards Board
FIN	FASB Interpretation Number
First Priority Notes	Calpine Corporation's 9 5/8% First Priority Senior Secured Notes Due 2014
First Priority Trustee	Until February 2, 2006, Wilmington Trust Company, as trustee, and from February 3, 2006, and thereafter, Law Debenture Trust Company of New York, as successor trustee, under the Indenture, dated as of September 30, 2004, with respect to the First Priority Notes
FSP	FASB Staff Position
GAAP	Generally accepted accounting principles in the U.S.

Abbreviation	Definition
LIBOR	London Inter-Bank Offered Rate
LSTC	Liabilities subject to compromise
MW	Megawatt(s)
Non-Debtor(s)	The subsidiaries and affiliates of Calpine Corporation that are not Calpine Debtors
Non-U.S. Debtor(s)	The consolidated subsidiaries and affiliates of Calpine Corporation that are not U.S. Debtor(s)
Petition Date	December 20, 2005
Plan Effective Date	Date to be selected by the U.S. Debtors (in consultation with the Creditors' Committee) after the conditions precedent enumerated in the Plan of Reorganization are satisfied or waived
Plan of Reorganization	Debtors' Sixth Amended Joint Plan of Reorganization Pursuant to Chapter 11 of the United States Bankruptcy Code filed by the U.S. Debtors with the U.S. Bankruptcy Court on December 19, 2007
Plan Supplement	Supplement to Debtors' Joint Plan of Reorganization Pursuant to Chapter 11 of the United States Bankruptcy Code filed by the U.S. Debtors with the U.S. Bankruptcy Court on June 20, 2007, as amended, modified or supplemented through the filing of this Report, and as it may be further amended, modified or supplemented from time to time pursuant to the Plan of Reorganization
PPA(s)	Any contract for a physically settled sale (as distinguished from a financially settled future, option or other derivative or hedge transaction) of any electric power product, including electric energy, capacity and/or ancillary services, in the form of a bilateral agreement or a written or oral confirmation of a transaction between two parties to a master agreement, including sales related to a tolling transaction in which part of the consideration provided by the purchaser of an electric power product is the fuel required by the seller to generate such electric power
SEC	U.S. Securities and Exchange Commission
Second Priority Debt	Collectively, the Second Priority Notes and Calpine Corporation's Senior Secured Term Loans Due 2007
Second Priority Notes	Calpine Corporation's Second Priority Senior Secured Floating Rate Notes Due 2007, 8 1/2% Second Priority Senior Secured Notes Due 2010, 8 3/4% Second Priority Senior Secured Notes Due 2013 and 9 7/8% Second Priority Senior Secured Notes Due 2011
SFAS	Statement of Financial Accounting Standards
SOP	Statement of Position
ULC II Notes	£200 million 8 7/8% Senior Notes Due October 15, 2011, and €175 million 8 3/8% Senior Notes Due October 15, 2008, issued by Calpine Canada Energy Finance II ULC and guaranteed by Calpine Corporation
U.S.	United States of America
U.S. Bankruptcy Court	U.S. Bankruptcy Court for the Southern District of New York
U.S. Debtor(s)	Calpine Corporation and each of its subsidiaries and affiliates that have filed voluntary petitions for reorganization under Chapter 11 of the Bankruptcy Code in the U.S. Bankruptcy Court, which matters are being jointly administered in the U.S. Bankruptcy Court under the caption *In re Calpine Corporation, et al.*, Case No. 05-60200 (BRL)

CALPINE CORPORATION
(Debtor-in-Possession)
Index to Consolidated Condensed Financial Statements and Schedules

CALPINE CORPORATION
(Debtor-in-Possession)
CASE NO. 05-60200 (Jointly Administered)
CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS
(Unaudited)
(*in millions*)
For the period from November 1, 2007, through November 30, 2007

Revenue:		
Electricity and steam revenue	$	428
Sales of purchased power and gas for hedging and optimization		155
Mark-to-market activities, net		(3)
Other revenue		3
Total revenue		583
Cost of revenue:		
Plant operating expense		71
Purchased power and gas expense for hedging and optimization		113
Fuel expense		309
Depreciation and amortization expense		39
Operating lease expense		4
Other cost of revenue		12
Total cost of revenue		548
Gross profit		35
Sales, general and administrative expense		8
Other operating expenses		2
Income from operations		25
Interest expense		118
Interest (income)		(6)
Other (income) expense, net		(18)
Loss before reorganization items and income taxes		(69)
Reorganization items		144
Loss before income taxes		(213)
Provision for income taxes		7
Net loss	$	(220)

The accompanying notes are an integral part of these
Consolidated Condensed Financial Statements.

10

CALPINE CORPORATION
(Debtor-in-Possession)
CASE NO. 05-60200 (Jointly Administered)
CONSOLIDATED CONDENSED BALANCE SHEET
(Unaudited)
(*in millions*)
November 30, 2007

ASSETS

Current assets:		
Cash and cash equivalents	$	1,847
Accounts receivable, net		870
Inventories		145
Margin deposits and other prepaid expense		477
Restricted cash, current		408
Current derivative assets		235
Assets held for sale		195
Other current assets		54
Total current assets		4,231
Property, plant and equipment, net		12,384
Restricted cash, net of current portion		156
Investments		252
Long-term derivative assets		220
Other assets		969
Total assets	$	18,212

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities:		
Accounts payable	$	657
Accrued interest payable		267
Debt, current		4,879
Current derivative liabilities		269
Income taxes payable		39
Other current liabilities		446
Total current liabilities		6,557
Debt, net of current portion		3,117
Deferred income taxes, net of current portion		668
Long-term derivative liabilities		419
Other long-term liabilities		263
Total liabilities not subject to compromise		11,024
Liabilities subject to compromise		11,859
Minority interest		4
Stockholders' equity (deficit):		
Common stock		1
Additional paid-in capital		3,270
Additional paid-in capital, loaned shares		7
Additional paid-in capital, returnable shares		(7)
Accumulated deficit		(7,827)
Accumulated other comprehensive loss		(119)
Total stockholders' deficit		(4,675)
Total liabilities and stockholders' deficit	$	18,212

The accompanying notes are an integral part of these
Consolidated Condensed Financial Statements.

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CALPINE CORPORATION
(Debtor-in-Possession)
CASE NO. 05-60200 (Jointly Administered)
NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
For the Period from November 1, 2007, through November 30, 2007

1. Chapter 11 Cases and Related Disclosures

General Bankruptcy Matters — Since the Petition Date, Calpine Corporation and 274 of its wholly owned subsidiaries in the U.S. have filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the U.S. Bankruptcy Court. Similarly, since the Petition Date, 12 of Calpine's Canadian subsidiaries have filed for creditor protection under the CCAA in the Canadian Court. See Note 3 "Chapter 11 Cases and Related Disclosures" in the Notes to Consolidated Financial Statements included in our 2006 Form 10-K and Note 2 "Chapter 11 Cases and Related Disclosures" in the Notes to Consolidated Condensed Financial Statements included in each of our 2007 Forms 10-Q for further information regarding our Chapter 11 cases and the CCAA proceedings.

The Calpine Debtors are continuing to operate their business as debtors-in-possession and will continue to conduct business in the ordinary course under the protection of the Bankruptcy Courts during the pendency of our Chapter 11 cases and CCAA proceedings through the Plan Effective Date. Generally, pursuant to automatic stay provisions under the Bankruptcy Code and orders (which currently extend through January 31, 2008) granted by the Canadian Court, all actions to enforce or otherwise effect repayment of liabilities preceding the Petition Date as well as all pending litigation against the Calpine Debtors are stayed while the Calpine Debtors continue their business operations as debtors-in-possession. Following the Plan Effective Date, unresolved claims will continue to be subject to the claims resolution process under the supervision of the Bankruptcy Court.

Now that the Bankruptcy Court has confirmed our Plan of Reorganization on December 19, 2007, our ability to continue as a going concern, including our ability to meet our ongoing operational obligations, is dependent upon, among other things: (i) our ability to comply with the terms of our existing financing obligations and particularly our ability to close the anticipated exit financing; (ii) our ability to maintain adequate cash on hand; (iii) our ability to generate cash from operations; (iv) the remaining cost, duration and outcome of the restructuring process; (v) our ability to achieve profitability following a restructuring; and (vi) other operational and competitive challenges faced by us in connection with our business. In conjunction with our advisors, we have implemented and continue to implement strategies to aid our liquidity and our ability to continue as a going concern. While we believe that we will be successful in emerging from bankruptcy as a viable entity, there can be no assurance as to the success of such efforts until the remaining conditions precedent enumerated in the Plan of Reorganization are satisfied or waived.

Plan of Reorganization — On June 20, 2007, the U.S. Debtors filed the Debtors' Joint Plan of Reorganization, together with the Disclosure Statement and portions of the Plan Supplement, which have been subsequently amended several times since June 20, 2007. Specifically, the Plan of Reorganization and Disclosure Statement were amended on each of August 27, September 18, September 24 and September 27, 2007. On September 26, 2007, the U.S. Bankruptcy Court approved the adequacy of information in the Fourth Amended Disclosure Statement and authorized us to send the Fourth Amended Disclosure Statement, the Fourth Amended Joint Plan of Reorganization, and related ballots to creditors and interest holders entitled to vote on the Plan of Reorganization. On November 2, 2007, we filed a motion seeking approval of immaterial modifications to the Fourth Amended Joint Plan of Reorganization to leave certain parties unimpaired, which motion was approved by entry of an order by the U.S. Bankruptcy Court on November 8, 2007. On December 12, 2007, we announced the voting results on the Fourth Amended Joint Plan of Reorganization, which had been approved by certain classes of creditors and rejected by certain others. On December 13, 2007, we filed the Fifth Amended Joint Plan of Reorganization with the U.S. Bankruptcy Court and, on December 18, 2007, we filed a motion seeking approval of certain modifications to the Fifth Amended Joint Plan of Reorganization resolving most of the remaining objections to the Plan of Reorganization, including, among other things, (i) the setting of our total enterprise value as a reorganized entity at a settled

12

amount of $18.95 billion and (ii) the issuance to holders of currently outstanding Calpine Corporation common stock of warrants to purchase approximately 50 million shares of reorganized Calpine Corporation common stock, subject to certain terms. The motion was approved by entry of an order by the U.S. Bankruptcy Court on December 19, 2007. Also on December 19, 2007, we filed the Sixth Amended Joint Plan of Reorganization. As a result of the modifications to the Plan of Reorganization, as well as settlements reached by stipulation with certain creditors, including the holders of the Convertible Notes, all classes of creditors entitled to vote ultimately voted to approve the Plan of Reorganization, and the Plan of Reorganization was confirmed by the U.S. Bankruptcy Court on December 19, 2007. The Plan Effective Date will occur on a date selected by the U.S. Debtors (in consultation with the Creditors' Committee) after the conditions precedent enumerated in the Plan of Reorganization are satisfied or waived.

For more information regarding our Plan of Reorganization, see our Current Report on Form 8-K dated December 19, 2007, filed with the SEC on December 27, 2007.

Asset Sales — In connection with our restructuring activities, we have identified certain assets for potential divestiture. We are required to obtain U.S. Bankruptcy Court approval of sales of assets, subject to certain exceptions including with respect to *de minimis* assets. Such sales are subject in certain cases to U.S. Bankruptcy Court approved auction procedures. Asset sale activities during the month of November 2007 and through the filing of this Report included the following:

On November 16, 2007, we entered into an asset purchase agreement with American Municipal Power - Ohio, Inc. to sell substantially all of the assets comprising the Fremont development project, a partially completed 550-MW natural gas-fired facility located in Fremont, Ohio, for approximately $124 million, plus the assumption of certain liabilities. On December 19, 2007, the U.S. Bankruptcy Court approved an auction process in which qualifying bidders can make competing offers for the project. The hearing to consider approval of the sale is currently scheduled for January 30, 2008. The transaction is expected to close during the first quarter of 2008, subject to additional conditions including receipt of any required regulatory approvals.

On December 21, 2007, we entered into an asset purchase agreement with CER Generation, LLC to sell substantially all of the assets comprising the Hillabee development project, a partially completed 774-MW combined-cycle facility located in Alexander City, Alabama, for approximately $123 million, plus the assumption of certain liabilities. The sale is subject to U.S Bankruptcy Court approval of an auction process in which qualifying bidders can make competing offers for the project. The hearing to consider approval of the auction process sale is currently scheduled for January 15, 2008. The transaction is expected to close during the first quarter of 2008, subject to additional conditions including receipt of any required regulatory approvals.

Assets Held for Sale — We are actively marketing two projects, the Fremont and Hillabee development projects. As a result, our assets held for sale consist of construction in progress and land totaling $195 million at November 30, 2007.

Reorganization Items — Reorganization items represent the direct and incremental costs related to our Chapter 11 cases, such as professional fees, pre-petition liability claim adjustments and losses that are probable and can be estimated, net of interest income earned on accumulated cash during the Chapter 11 process and gains on the sale of assets related to our restructuring activities. Our restructuring activities may result in additional charges and other adjustments for expected allowed claims (including claims that have been allowed by the U.S. Bankruptcy Court) and other reorganization items that could be material to our financial position or results of operations in any given period. The table below lists the significant components of reorganization items for the month ended November 30, 2007 (in millions):

Provision for expected allowed claims[1]	$	114
Professional fees		33
Interest (income) on accumulated cash		(6)
Other[2]		3
Total reorganization items	$	144

_____

(1) Represents our estimate of the expected allowed claims related primarily to guarantees of subsidiary obligations, the rejection or repudiation of leases and other executory contracts, and the effects of approved settlements by the U.S. Bankruptcy Court.

(2) Other reorganization items consist primarily of adjustments for foreign exchange rate changes on LSTC denominated in a foreign currency and governed by foreign law and employee severance and incentive costs.

Liabilities Subject to Compromise

The amounts of LSTC at November 30, 2007, consisted of the following (in millions):

Provision for expected allowed claims[1]	$	3,773
Second Priority Debt[2]		3,672
Unsecured senior notes		1,880
Convertible Notes		1,824
Notes payable and other liabilities – related party		266
Accounts payable and accrued liabilities		444
Total liabilities subject to compromise	$	11,859

_____

(1) The remaining balance in the provision for expected allowed claims at November 30, 2007, represents our allowed or expected allowed claims (at current exchange rates) for U.S. Debtor guarantees of debt issued by certain of our deconsolidated Canadian entities, expected allowed claims related to the rejection or repudiation of leases and other executory contracts and the results of other approved settlements.

(2) The Second Priority Debt was adjusted from LSTC in December 2007, as the Second Priority Debt is expected to be paid in full per the Confirmation Order.

First Priority Notes Settlement Agreement — On November 27, 2007, the U.S. Bankruptcy Court approved a settlement agreement with Law Debenture Trust Company of New York as successor indenture trustee for the First Priority Notes. Pursuant to this settlement agreement, make whole premium and damages claims asserted on behalf of the holders of the First Priority Notes would be allowed as claims against us in the aggregate amount of approximately $84 million plus interest at the contractual non-default rates, representing an allowed secured claim of approximately $50 million and an allowed unsecured claim of approximately $34 million. In addition, we have agreed to pay certain professional fees incurred by the First Priority Trustee up to $3.5 million.

CalGen First Lien Debt Settlement Agreement — On November 27, 2007, the U.S. Bankruptcy Court approved a settlement agreement with the holders of the CalGen First Lien Debt as well as the indenture trustee for CalGen's First Priority Secured Floating Rate Notes Due 2009 and the administrative agent for CalGen's First Priority Secured Institutional

Term Loans Due 2009. Pursuant to this settlement agreement, the claims for contract damages and default interest asserted on behalf of the CalGen First Lien Debt will be allowed as unsecured claims against us in the aggregate amount of approximately $50 million plus interest at the federal judgment rate, representing approximately $21 million on account of make whole premium and damages claims and approximately $29 million on account of default interest claims. In addition, we have agreed to pay certain professional fees incurred by the CalGen First Lien Debt representatives up to $3 million and up to $684 thousand of the reasonable professional fees incurred by Whitebox Advisors LLC, as representatives of a majority of the holders of the CalGen First Lien Debt.

ULC II Settlement — On December 6, 2007, the U.S. Bankruptcy Court approved a settlement resolving the make whole claim of the holders of the ULC II Notes. Previously, in October 2007, the Canadian Debtors had paid the principal of and pre- and post-petition interest on the ULC II Notes as well as certain fees satisfying most outstanding claims related to the ULC II Notes. Pursuant to the settlement, the U.S. Debtors have agreed to pay approximately $17 million on account of the claim for a make whole premium, to be paid in the CCAA proceedings, plus per diem interest for the period between the date the distribution was made through the date the settlement amount is paid, and the Canadian Debtors have agreed to pay up to approximately $8 million of reasonable fees of the Ad Hoc Committee of ULC II Noteholders. In exchange, the indenture trustee under the indentures governing the ULC II Notes will withdraw any remaining claims against the U.S. and Canadian Debtors in the Chapter 11 cases and CCAA proceedings. In addition, the actions pending in Nova Scotia will be dismissed. This settlement will resolve all remaining issues involving the holders of the ULC II Notes, the ULC II Notes indenture trustee and the Ad Hoc Committee of ULC II Noteholders in both the U.S. and Canada.

2. Basis of Presentation

The accompanying Consolidated Condensed Financial Statements have been prepared on a going concern basis, which assumes continuity of operations and realization of assets and satisfaction of liabilities in the ordinary course of business, and in accordance with SOP 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code." The Consolidated Condensed Financial Statements do not include any adjustments that might be required should we be unable to continue to operate as a going concern. In accordance with SOP 90-7, all pre-petition liabilities subject to compromise have been segregated in the Consolidated Condensed Balance Sheet and classified as LSTC, at the estimated amount of allowed claims or court-approved settlement amounts. Interest expense related to pre-petition LSTC has been reported only to the extent that it will be paid during the pendency of the Chapter 11 cases or is permitted by the Cash Collateral Order or pursuant to orders of the U.S. Bankruptcy Court. Liabilities not subject to compromise are separately classified as current or noncurrent. Income, expenses and provisions for losses resulting from our restructuring activities and certain other items directly related to our Chapter 11 cases are reported separately as reorganization items.

The Monthly Operating Statement is limited in scope, covers a limited time period, and has been prepared solely for the purpose of complying with the monthly reporting requirements of the U.S. Bankruptcy Court. Certain of our Canadian subsidiaries were granted relief by the Canadian Court under the CCAA. As a result, certain of our Canadian and other foreign subsidiaries were deconsolidated as of the Petition Date. Financial information regarding such deconsolidated subsidiaries is not included with that of the consolidated group reported in the Monthly Operating Statement. The financial information in the Monthly Operating Statement is preliminary and unaudited and does not purport to show the financial statements of any of the U.S. Debtors in accordance with GAAP, and therefore may exclude items required by GAAP, such as certain reclassifications, eliminations, accruals, valuations and disclosure items. We caution readers not to place undue reliance upon the Monthly Operating Statement. There can be no assurance that such information is complete and the Monthly Operating Statement may be subject to revision. The Monthly Operating Statement is in a format required by the Bankruptcy Code and should not be used for investment purposes. The Monthly Operating Statement should be read in conjunction with the consolidated financial statements and notes thereto included in the 2006 Form 10-K and the 2007 Forms 10-Q.

The unaudited financial statements contained in the Monthly Operating Statement have been derived from the books and records of the Company. This information, however, has not been subject to procedures that would typically be applied to financial information presented in accordance with GAAP, and upon the application of such procedures, we believe that the financial information could be subject to changes, and these changes could be material. The information furnished in this

Monthly Operating Statement includes primarily normal recurring adjustments but does not include all of the adjustments that would typically be made for financial statements prepared in accordance with GAAP. In addition, certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted. Per agreement among the Company, the Office of the U.S. Trustee and the Official Committee of Unsecured Creditors of Calpine Corporation, the Statement of Cash Flows is excluded from Monthly Operating Statements except on a quarterly basis.

Mark-to-Market — Mark-to-market activities, net includes realized settlements of and unrealized mark-to-market gains and losses on both power and gas derivative instruments not designated as cash flow hedges. Gains and losses due to ineffectiveness on hedging instruments are also included in unrealized mark-to-market gains and losses. Of the total mark-to-market loss of $2.7 million in November 2007, there was a $28.1 million unrealized gain and a $30.8 million realized loss. The realized loss included a non-cash gain of approximately $3.4 million from amortization of various items.

3. Summary of Significant Accounting Policies

See Note 2 "Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements included in our 2006 Form 10-K and Note 1 "Basis of Presentation and Summary of Significant Accounting Policies" in the Notes to Consolidated Condensed Financial Statements included in each of the 2007 Forms 10-Q for a summary of the accounting policies that we believe are significant to us.

4. Recent Accounting Pronouncements

SFAS No. 157

In September 2006, FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value in GAAP, and enhances disclosures about fair value measurements. SFAS No. 157 applies when other accounting pronouncements require fair value measurements; it does not require new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, with early adoption encouraged. We are currently assessing the impact this standard will have on our results of operations, cash flows and financial position.

SFAS No. 159

In February 2007, FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115." SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates with unrealized gains and losses on items for which the fair value option has been elected to be reported in earnings at each subsequent reporting date. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value nor does it eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, with early adoption permitted provided that the entity also elects to apply SFAS No. 157. We are currently assessing the impact this standard will have on our results of operations, cash flows and financial position.

FASB Staff Position No. FIN 39-1

In April 2007, the FASB staff issued FSP FIN 39-1, "Amendment of FASB Interpretation No. 39." FSP FIN 39-1 requires an entity to offset the fair value amounts recognized for cash collateral paid or cash collateral received against the fair value amounts recognized for derivative instruments executed with the same counterparty under a master netting arrangement, if the entity elects to offset fair value amounts recognized as derivative instruments. Under the provisions of this pronouncement, a reporting entity shall make an accounting decision whether or not to offset fair value amounts. The guidance in FSP FIN 39-1 is effective for fiscal years beginning after November 15, 2007, with early application permitted. We expect that we will not elect to apply the netting provisions allowed under FSP FIN 39-1.

5. Cash and Cash Equivalents, Restricted Cash and Commodity Margin Deposits and Other Collateral

Cash and Cash Equivalents — We have certain project finance facilities and lease agreements that establish segregated cash accounts. These accounts have been pledged as security in favor of the lenders under such project finance facilities, and the use of certain cash balances on deposit in such accounts is limited, at least temporarily, to the operations of the respective projects. At November 30, 2007, $266 million of the cash and cash equivalents balance that was unrestricted was subject to such project finance facilities and lease agreements.

Restricted Cash — We are required to maintain cash balances that are restricted by provisions of certain of our debt and lease agreements or by regulatory agencies. These amounts are held by depository banks in order to comply with the contractual provisions requiring reserves for payments such as for debt service, rent, major maintenance and debt repurchases. Funds that can be used to satisfy obligations due during the next twelve months are classified as current restricted cash, with the remainder classified as non-current restricted cash. Restricted cash is generally invested in accounts earning market rates; therefore, the carrying value approximates fair value. Such cash is excluded from cash and cash equivalents in the Consolidated Condensed Balance Sheet.

The table below represents the components of our consolidated restricted cash as of November 30, 2007 (in millions):

	Current	Non-Current	Total
Debt service	$ 112	$ 112	$ 224
Rent reserve	13	—	13
Construction/major maintenance	60	22	82
Security/project reserves	156	—	156
Other	67	22	89
Total	$ 408	$ 156	$ 564

Of our restricted cash at November 30, 2007, $293 million relates to the assets of the following entities, each an entity with its existence separate from us and our other subsidiaries (in millions).

Power Contract Financing, L.L.C.	$ 146
Gilroy Energy Center, LLC	43
Rocky Mountain Energy Center, LLC	39
Riverside Energy Center, LLC	31
Calpine King City Cogen, LLC	27
Metcalf Energy Center, LLC	6
Power Contract Financing III, LLC	1
	$ 293

Commodity Margin Deposits and Other Collateral— As of November 30, 2007, to support commodity transactions, we had margin deposits with third parties of $322 million. Counterparties had margin deposits with us of $19 million at November 30, 2007. In addition, we have granted additional first priority liens on the assets currently subject to first priority liens under the DIP Facility as collateral under certain of our power agreements, natural gas agreements and interest rate swap agreements that qualify as "eligible commodity hedge agreements" under the DIP Facility in order to reduce the cash collateral and letters of credit that we would otherwise be required to provide to the counterparties under such agreements. The counterparties under such agreements will share the benefits of the collateral subject to such first priority liens ratably with the lenders under the DIP Facility. As of November 30, 2007, our net discounted exposure under the power and natural gas agreements collateralized by such first priority liens was approximately $1 million, and our net discounted exposure under the interest rate swap agreements collateralized by such first priority liens was approximately $150 million.

6. DIP Facility

Our $5.0 billion DIP Facility consists of a $4.0 billion first priority senior secured term loan and a $1.0 billion first priority senior secured revolving credit facility together with an uncommitted term loan facility that permits us to raise up to $2.0 billion of incremental term loan funding on a senior secured basis with the same priority as the current debt under the DIP Facility. The DIP Facility is priced at LIBOR plus 2.25% or base rate plus 1.25% and matures on the earlier of the effective date of a confirmed plan or plans of reorganization or March 29, 2009. We have the option to convert the DIP Facility into our exit financing, provided certain conditions are met, which would extend the maturity date to March 29, 2014. We expect the effective date of our Plan of Reorganization will be within the next twelve months; therefore, borrowings under the DIP Facility are classified as current at November 30, 2007.

On December 17, 2007, the U.S. Bankruptcy Court authorized us to enter into a commitment letter to fund additional credit facilities, pay associated commitment and other fees, and to amend the DIP Facility to provide for additional secured exit financing up to $2.6 billion in addition to amounts currently available under the DIP Facility upon conversion of the DIP Facility to exit financing, for a total of up to $7.6 billion of exit financing. Approximately $5.0 billion of the exit financing will represent a conversion of outstanding loan amounts and commitments under the existing DIP Facility, and approximately $2.6 billion will represent additional amounts funded on the closing date of the exit financing to fund obligations under the Plan of Reorganization such as the payment of administrative claims and other prepetition claims, to pay fees and expenses in connection with the exit financing and to provide for working capital and general corporate purposes. The consummation of the exit financing is subject to further conditions, including obtaining necessary approvals of lenders under the DIP Facility. The amended and restated commitment to fund the additional facilities will expire on February 7, 2008, if certain conditions, including effectiveness of the Plan of Reorganization, are not met.

The DIP Facility contains restrictions on the U.S. Debtors, including limiting their ability to, among other things: (i) incur additional indebtedness; (ii) create or incur liens to secure debt; (iii) lease, transfer or sell assets or use proceeds of permitted asset leases, transfers or sales; (iv) issue capital stock; (v) make investments; and (vi) conduct certain types of business.

Our ability to utilize the DIP Facility is subject to the DIP Order. Subject to the exceptions set forth in the DIP Order, the obligations of the U.S. Debtors under the DIP Facility are an allowed administrative expense claim in each of the loan parties' Chapter 11 cases, and are collateralized by (i) a perfected first priority lien on, and security interest in, all present and after-acquired property of the U.S. Debtors not subject to a valid, perfected and non-avoidable lien in existence on the Petition Date or to a valid lien in existence on the Petition Date and subsequently perfected (excluding rights in avoidance actions), (ii) a perfected junior lien on, and security interest in, all present and after-acquired property of the U.S. Debtors that is otherwise subject to a valid, perfected and non-avoidable lien in existence on the Petition Date or a valid lien in existence on the Petition Date that is subsequently perfected and (iii) to the extent applicable, a perfected first priority priming lien on, and security interest in, all present and after-acquired property of the U.S. Debtors that is subject to the replacement liens granted pursuant to and under the Cash Collateral Order.

As of November 30, 2007, there was $4.0 billion outstanding under the term loan facility, no borrowings outstanding under the revolving credit facility, and $215 million of letters of credit issued against the revolving credit facility.

18

SCHEDULE I
CALPINE CORPORATION
(Debtor-in-Possession)
CASE No. 05-60200 (Jointly Administered)
CONSOLIDATING CONDENSED BALANCE SHEET
(Unaudited)
(*in millions*)
November 30, 2007

	U.S. Debtors	Non-U.S. Debtors	Eliminations	Consolidated
ASSETS				
Current assets:				
Cash and cash equivalents	$ 1,656	$ 191	$ —	$ 1,847
Accounts receivable, net	37,564	2,656	(39,350)	870
Inventories	118	27	—	145
Margin deposits and other prepaid expense	452	42	(17)	477
Restricted cash, current	44	364	—	408
Current derivative assets	200	35	—	235
Assets held for sale	195	—	—	195
Other current assets	868	31	(845)	54
Total current assets	41,097	3,346	(40,212)	4,231
Property, plant and equipment, net	6,941	5,444	(1)	12,384
Restricted cash, net of current portion	35	121	—	156
Investments	19,071	10,033	(28,852)	252
Long-term derivative assets	176	44	—	220
Other assets	5,639	457	(5,127)	969
Total assets	$ 72,959	$ 19,445	$ (74,192)	$ 18,212
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)				
Current liabilities:				
Accounts payable	$ 777	$ 1,611	$ (1,731)	$ 657
Accrued interest payable	396	93	(222)	267
Debt, current	4,973	594	(688)	4,879
Current derivative liabilities	242	27	—	269
Income taxes payable	22	17	—	39
Other current liabilities	341	120	(15)	446
Total current liabilities	6,751	2,462	(2,656)	6,557
Debt, net of current portion	5,020	4,284	(6,187)	3,117
Deferred income taxes, net of current portion	355	313	—	668
Long-term derivative liabilities	352	67	—	419
Other long-term liabilities	225	48	(10)	263
Total liabilities not subject to compromise	12,703	7,174	(8,853)	11,024
Liabilities subject to compromise	48,548	1	(36,690)	11,859
Minority interests	—	—	4	4
Stockholders' equity (deficit):				
Common stock	31	306	(336)	1
Additional paid-in capital	30,922	10,619	(38,271)	3,270
Accumulated equity (deficit)	(19,145)	1,373	9,945	(7,827)
Accumulated other comprehensive loss	(100)	(28)	9	(119)
Total stockholders' equity (deficit)	11,708	12,270	(28,653)	(4,675)
Total liabilities and stockholders' equity (deficit)	$ 72,959	$ 19,445	$ (74,192)	$ 18,212

Calpine Corporation's consolidated results are comprised of U.S. Debtor and Non-U.S. Debtor entities that have affiliated transactions with other U.S. Debtor and Non-U.S. Debtor entities that must be eliminated in consolidation. Amounts listed under the "Eliminations" heading are required to correctly eliminate transactions between any affiliated entities for consolidated financial statement presentation purposes.

SCHEDULE II
CALPINE CORPORATION
(Debtor-in-Possession)
CASE No. 05-60200 (Jointly Administered)
CONSOLIDATING CONDENSED STATEMENT OF OPERATIONS
(Unaudited)
(*in millions*)
For the Period from November 1, 2007, through November 30, 2007

	U.S. Debtors	Non-U.S. Debtors	Eliminations	Consolidated
Revenue:				
Electricity and steam revenue	$ 541	$ 202	$ (315)	$ 428
Sales of purchased power and gas for hedging and optimization	477	—	(322)	155
Mark-to-market activities, net	(10)	7	—	(3)
Other revenue	32	2	(31)	3
Total revenue	1,040	211	(668)	583
Cost of revenue:				
Plant operating expense	383	26	(338)	71
Purchased power and gas expense for hedging and optimization	81	37	(5)	113
Fuel expense	541	93	(325)	309
Depreciation and amortization expense	24	15	—	39
Operating lease expense	4	—	—	4
Other cost of revenue	6	6	—	12
Total cost of revenue	1,039	177	(668)	548
Gross profit	1	34	—	35
Sales, general and administrative expense	(7)	15	—	8
Other operating (income) expense	85	—	(83)	2
Income (loss) from operations	(77)	19	83	25
Interest expense	90	31	(3)	118
Interest (income)	(6)	(3)	3	(6)
Other (income) expense, net	(16)	(3)	1	(18)
Loss before reorganization items and income taxes	(145)	(6)	82	(69)
Reorganization items	143	1	—	144
Loss before income taxes	(288)	(7)	82	(213)
Provision (benefit) for income taxes	7	—	—	7
Net loss	$ (295)	$ (7)	$ 82	$ (220)

Calpine Corporation's consolidated results are comprised of U.S. Debtor and Non-U.S. Debtor entities that have affiliated transactions with other U.S. Debtor and Non-U.S. Debtor entities that must be eliminated in consolidation. Amounts listed under the "Eliminations" heading are required to correctly eliminate transactions between any affiliated entities for consolidated financial statement presentation purposes.

20

SCHEDULE III
CALPINE CORPORATION
(Debtor-in-Possession)
CASE No. 05-60200 (Jointly Administered)
PAYROLL AND PAYROLL TAXES
(*in millions*)
For the Period from November 1, 2007, through November 30, 2007

Gross Wages Paid[2]	Employee Payroll Taxes Withheld[1]	Employer Payroll Taxes Remitted[1]
$21	$5	$1

(1) Employee Payroll Taxes are withheld each pay period and remitted by the Company, together with the Employer Payroll Taxes, to the appropriate tax authorities.

(2) Gross Wages were paid by the Company on November 2, 2007, November 6, 2007, November 9, 2007, November 16, 2007, November 23, and November 30, 2007.

21

SCHEDULE IV
CALPINE CORPORATION
(Debtor-in-Possession)
CASE No. 05-60200 (Jointly Administered)
FEDERAL, STATE AND LOCAL TAXES
COLLECTED, RECEIVED, DUE OR WITHHELD
(*in millions*)
For the Period from November 1, 2007, through November 30, 2007

	Amount Withheld/Accrued	Amount Paid
Federal and state income taxes	$ 7	$ —
State and local taxes:		
Property	8	2
Sales and use	—	2
Franchise	—	—
Other	—	—
Total state and local taxes	8	4
Total taxes	$ 15	$ 4

22

SCHEDULE V
CALPINE CORPORATION
(Debtor-in-Possession)
CASE No. 05-60200 (Jointly Administered)
DISBURSEMENTS BY DEBTOR
For the Period from November 1, 2007, through November 30, 2007
(***in dollars***)

Legal Entity	Case Number	Disbursements
Amelia Energy Center, LP	05-60223-BRL	$ —
Anacapa Land Company, LLC	05-60226-BRL	20,619
Anderson Springs Energy Company	05-60232-BRL	—
Androscoggin Energy, Inc.	05-60239-BRL	—
Auburndale Peaker Energy Center, LLC	05-60244-BRL	133,832
Augusta Development Company, LLC	05-60248-BRL	—
Aviation Funding Corp.	05-60252-BRL	—
Baytown Energy Center, LP	05-60255-BRL	135,259
Baytown Power GP, LLC	05-60256-BRL	—
Baytown Power, LP	05-60258-BRL	—
Bellingham Cogen, Inc.	05-60224-BRL	—
Bethpage Energy Center 3, LLC	05-60225-BRL	118,573
Bethpage Fuel Management Inc.	05-60228-BRL	—
Blue Heron Energy Center, LLC	05-60235-BRL	—
Blue Spruce Holdings, LLC	05-60238-BRL	—
Broad River Energy LLC	05-60242-BRL	17,436,854
Broad River Holdings, LLC	05-60245-BRL	—
CalGen Equipment Finance Company, LLC	05-60249-BRL	—
CalGen Equipment Finance Holdings, LLC	05-60251-BRL	—
CalGen Expansion Company, LLC	05-60253-BRL	—
CalGen Finance Corp.	05-60229-BRL	—
CalGen Project Equipment Finance Company One, LLC	05-60236-BRL	—
CalGen Project Equipment Finance Company Three, LLC	05-60259-BRL	—
CalGen Project Equipment Finance Company Two, LLC	05-60262-BRL	—
Calpine Acadia Holdings, LLC	05-60265-BRL	3,004
Calpine Administrative Services Company, Inc.	05-60201-BRL	4,921,919
Calpine Agnews, Inc.	05-60268-BRL	—
Calpine Amelia Energy Center GP, LLC	05-60270-BRL	—
Calpine Amelia Energy Center LP, LLC	05-60272-BRL	—
Calpine Auburndale Holdings, LLC	05-60452-BRL	—
Calpine Baytown Energy Center GP, LLC	05-60453-BRL	—
Calpine Baytown Energy Center LP, LLC	05-60320-BRL	—
Calpine Bethpage 3 Pipeline Construction Company, Inc.	05-60330-BRL	—
Calpine Bethpage 3, LLC	05-60342-BRL	—
Calpine c*Power, Inc.	05-60250-BRL	—
Calpine CalGen Holdings, Inc.	05-60352-BRL	—
Calpine California Development Company, LLC	05-60355-BRL	—
Calpine California Energy Finance, LLC	05-60360-BRL	—
Calpine California Equipment Finance Company, LLC	05-60464-BRL	—
Calpine Calistoga Holdings, LLC	05-60377-BRL	—
Calpine Capital Trust	05-60325-BRL	—

23

Legal Entity	Case Number	Disbursements
Calpine Capital Trust II	05-60379-BRL	$ —
Calpine Capital Trust III	05-60384-BRL	—
Calpine Capital Trust IV	05-60391-BRL	—
Calpine Capital Trust V	05-60221-BRL	—
Calpine Central Texas GP, Inc.	05-60329-BRL	—
Calpine Central, Inc.	05-60333-BRL	—
Calpine Central, L.P.	05-60351-BRL	900,891
Calpine Central-Texas, Inc.	05-60338-BRL	—
Calpine Channel Energy Center GP, LLC	05-60340-BRL	—
Calpine Channel Energy Center LP, LLC	05-60343-BRL	—
Calpine Clear Lake Energy GP, LLC	05-60345-BRL	—
Calpine Clear Lake Energy, LP	05-60349-BRL	—
Calpine Cogeneration Corporation	05-60233-BRL	—
Calpine Construction Management Company, Inc.	05-60260-BRL	1,024,873
Calpine Corporation	05-60200-BRL	39,498,152
Calpine Corpus Christi Energy GP, LLC	05-60247-BRL	—
Calpine Corpus Christi Energy, LP	05-60261-BRL	—
Calpine Decatur Pipeline, Inc.	05-60263-BRL	—
Calpine Decatur Pipeline, L.P.	05-60254-BRL	—
Calpine Dighton, Inc.	05-60264-BRL	—
Calpine East Fuels, Inc.	05-60257-BRL	—
Calpine Eastern Corporation	05-60266-BRL	8,445
Calpine Energy Holdings, Inc.	05-60207-BRL	—
Calpine Energy Services Holdings, Inc.	05-60208-BRL	—
Calpine Energy Services, L.P.	05-60222-BRL	387,373,695
Calpine Finance Company	05-60204-BRL	—
Calpine Freestone Energy GP, LLC	05-60227-BRL	—
Calpine Freestone Energy, LP	05-60230-BRL	—
Calpine Freestone, LLC	05-60231-BRL	—
Calpine Fuels Corporation	05-60203-BRL	—
Calpine Gas Holdings LLC	05-60234-BRL	—
Calpine Generating Company, LLC	05-60237-BRL	—
Calpine Geysers Company, LP	06-10939-BRL	1,200
Calpine Gilroy 1, Inc.	05-60240-BRL	—
Calpine Gilroy 2, Inc.	05-60241-BRL	—
Calpine Gilroy Cogen, L.P.	05-60243-BRL	56,347
Calpine Global Services Company, Inc.	05-60246-BRL	10,074
Calpine Gordonsville GP Holdings, LLC	05-60281-BRL	—
Calpine Gordonsville LP Holdings, LLC	05-60282-BRL	—
Calpine Gordonsville, LLC	05-60283-BRL	—
Calpine Greenleaf Holdings, Inc.	05-60284-BRL	—
Calpine Greenleaf, Inc.	05-60285-BRL	472,359
Calpine Hidalgo Design, L.P.	06-10039-BRL	—
Calpine Hidalgo Energy Center, L.P.	06-10029-BRL	128,439
Calpine Hidalgo Holdings, Inc.	06-10027-BRL	—
Calpine Hidalgo Power GP, LLC	06-10030-BRL	—
Calpine Hidalgo Power, LP	06-10028-BRL	—
Calpine Hidalgo, Inc.	06-10026-BRL	—

Legal Entity	Case Number	Disbursements
Calpine International Holdings, Inc.	05-60205-BRL	$ —
Calpine International, LLC	05-60288-BRL	40,741
Calpine Investment Holdings, LLC	05-60289-BRL	—
Calpine Kennedy Airport, Inc.	05-60294-BRL	—
Calpine Kennedy Operators Inc.	05-60199-BRL	—
Calpine KIA, Inc.	05-60465-BRL	—
Calpine Leasing Inc.	05-60297-BRL	—
Calpine Long Island, Inc.	05-60298-BRL	—
Calpine Lost Pines Operations, Inc.	05-60314-BRL	—
Calpine Louisiana Pipeline Company	05-60328-BRL	—
Calpine Magic Valley Pipeline, Inc.	05-60331-BRL	—
Calpine Monterey Cogeneration, Inc.	05-60341-BRL	64,215
Calpine MVP, Inc.	05-60348-BRL	—
Calpine NCTP GP, LLC	05-60359-BRL	—
Calpine NCTP, LP	05-60406-BRL	—
Calpine Northbrook Corporation of Maine, Inc.	05-60409-BRL	—
Calpine Northbrook Energy Holdings, LLC	05-60418-BRL	—
Calpine Northbrook Energy, LLC	05-60431-BRL	—
Calpine Northbrook Holdings Corporation	05-60286-BRL	—
Calpine Northbrook Investors, LLC	05-60291-BRL	—
Calpine Northbrook Project Holdings, LLC	05-60295-BRL	—
Calpine Northbrook Services, LLC	05-60299-BRL	—
Calpine Northbrook Southcoast Investors, LLC	05-60304-BRL	—
Calpine NTC, LP	05-60308-BRL	—
Calpine Oneta Power I, LLC	05-60311-BRL	—
Calpine Oneta Power II, LLC	05-60315-BRL	—
Calpine Oneta Power, L.P.	05-60318-BRL	74,938
Calpine Operating Services Company, Inc.	05-60322-BRL	42,051,856
Calpine Operations Management Company, Inc.	05-60206-BRL	—
Calpine Pastoria Holdings, LLC	05-60302-BRL	—
Calpine Philadelphia, Inc.	05-60305-BRL	57,440
Calpine Pittsburg, LLC	05-60307-BRL	72,889
Calpine Power Company	05-60202-BRL	551
Calpine Power Equipment LP	05-60310-BRL	—
Calpine Power Management, Inc.	05-60319-BRL	—
Calpine Power Management, LP	05-60466-BRL	503,405
Calpine Power Services, Inc.	05-60323-BRL	347,026
Calpine Power, Inc.	05-60316-BRL	—
Calpine PowerAmerica, Inc.	05-60211-BRL	—
Calpine PowerAmerica, LP	05-60212-BRL	220,109
Calpine PowerAmerica-CA, LLC	05-60213-BRL	96,056
Calpine PowerAmerica-CT, LLC	05-60214-BRL	—
Calpine PowerAmerica-MA, LLC	05-60215-BRL	—
Calpine PowerAmerica-ME, LLC	05-60216-BRL	—
Calpine PowerAmerica-NH, LLC	06-10032-BRL	—
Calpine PowerAmerica-NY, LLC	06-10031-BRL	—
Calpine PowerAmerica-OR, LLC	06-10034-BRL	—
Calpine Producer Services, L.P.	05-60217-BRL	9,390,157

Legal Entity	Case Number	Disbursements
Calpine Project Holdings, Inc.	05-60324-BRL	$ —
Calpine Pryor, Inc.	05-60326-BRL	—
Calpine Rumford I, Inc.	05-60327-BRL	—
Calpine Rumford, Inc.	05-60414-BRL	—
Calpine Schuylkill, Inc.	05-60416-BRL	—
Calpine Siskiyou Geothermal Partners, L.P.	05-60420-BRL	159,101
Calpine Sonoran Pipeline LLC	05-60423-BRL	—
Calpine Stony Brook Operators, Inc.	05-60424-BRL	—
Calpine Stony Brook Power Marketing, LLC	05-60425-BRL	—
Calpine Stony Brook, Inc.	05-60426-BRL	—
Calpine Sumas, Inc.	05-60427-BRL	—
Calpine TCCL Holdings, Inc.	05-60429-BRL	—
Calpine Texas Pipeline GP, Inc.	05-60433-BRL	—
Calpine Texas Pipeline LP, Inc.	05-60439-BRL	—
Calpine Texas Pipeline, L.P.	05-60447-BRL	3,414
Calpine Tiverton I, Inc.	05-60450-BRL	—
Calpine Tiverton, Inc.	05-60451-BRL	—
Calpine ULC I Holding, LLC	05-60454-BRL	—
Calpine University Power, Inc.	05-60455-BRL	—
Calpine Unrestricted Funding, LLC	05-60456-BRL	—
Calpine Unrestricted Holdings, LLC	05-60458-BRL	—
Calpine Vapor, Inc.	05-60459-BRL	—
Carville Energy LLC	05-60460-BRL	1,300,976
CCFC Development Company, LLC	05-60267-BRL	—
CCFC Equipment Finance Company, LLC	05-60269-BRL	—
CCFC Project Equipment Finance Company One, LLC	05-60271-BRL	—
Celtic Power Corporation	05-60273-BRL	—
CES GP, LLC	05-60218-BRL	—
CGC Dighton, LLC	05-60274-BRL	—
Channel Energy Center, LP	05-60275-BRL	61,880
Channel Power GP, LLC	05-60276-BRL	—
Channel Power, LP	05-60277-BRL	—
Clear Lake Cogeneration Limited Partnership	05-60278-BRL	55,727
CogenAmerica Asia Inc.	05-60372-BRL	—
CogenAmerica Parlin Supply Corp.	05-60383-BRL	—
Columbia Energy LLC	05-60440-BRL	61,488
Corpus Christi Cogeneration L.P.	05-60441-BRL	5,009,581
CPN 3rd Turbine, Inc.	05-60443-BRL	—
CPN Acadia, Inc.	05-60444-BRL	—
CPN Berks Generation, Inc.	05-60445-BRL	—
CPN Berks, LLC	05-60446-BRL	—
CPN Bethpage 3rd Turbine, Inc.	05-60448-BRL	21,588
CPN Cascade, Inc.	05-60449-BRL	—
CPN Clear Lake, Inc.	05-60287-BRL	—
CPN Decatur Pipeline, Inc.	05-60290-BRL	—
CPN East Fuels, LLC	05-60476-BRL	—
CPN Energy Services GP, Inc.	05-60209-BRL	—
CPN Energy Services LP, Inc.	05-60210-BRL	—

Legal Entity	Case Number	Disbursements
CPN Freestone, LLC	05-60293-BRL	$ —
CPN Funding, Inc.	05-60296-BRL	—
CPN Morris, Inc.	05-60301-BRL	—
CPN Oxford, Inc.	05-60303-BRL	—
CPN Pipeline Company	05-60309-BRL	193,203
CPN Pleasant Hill Operating, LLC	05-60312-BRL	—
CPN Pleasant Hill, LLC	05-60317-BRL	—
CPN Power Services GP, LLC	05-60321-BRL	—
CPN Power Services, LP	05-60292-BRL	—
CPN Pryor Funding Corporation	05-60300-BRL	49,949
CPN Telephone Flat, Inc.	05-60306-BRL	14,709
Decatur Energy Center, LLC	05-60313-BRL	64,468
Deer Park Power GP, LLC	05-60363-BRL	—
Deer Park Power, LP	05-60370-BRL	—
Delta Energy Center, LLC	05-60375-BRL	258,292
Dighton Power Associates Limited Partnership	05-60382-BRL	—
East Altamont Energy Center, LLC	05-60386-BRL	162
Fond du Lac Energy Center, LLC	05-60412-BRL	—
Fontana Energy Center, LLC	05-60335-BRL	—
Freestone Power Generation LP	05-60339-BRL	9,180,695
GEC Bethpage Inc.	05-60347-BRL	—
Geothermal Energy Partners, LTD., a California limited partnership	05-60477-BRL	—
Geysers Power Company II, LLC	05-60358-BRL	—
Geysers Power Company, LLC	06-10197-BRL	3,917,114
Geysers Power I Company	05-60389-BRL	—
Goldendale Energy Center, LLC	05-60390-BRL	—
Hammond Energy LLC	05-60393-BRL	—
Hillabee Energy Center, LLC	05-60394-BRL	242,717
Idlewild Fuel Management Corp.	05-60397-BRL	—
JMC Bethpage, Inc.	05-60362-BRL	—
KIAC Partners	05-60366-BRL	4,033,552
Lake Wales Energy Center, LLC	05-60369-BRL	—
Lawrence Energy Center, LLC	05-60371-BRL	—
Lone Oak Energy Center, LLC	05-60403-BRL	—
Los Esteros Critical Energy Facility, LLC	05-60404-BRL	586,595
Los Medanos Energy Center LLC	05-60405-BRL	220,943
Magic Valley Gas Pipeline GP, LLC	05-60407-BRL	—
Magic Valley Gas Pipeline, LP	05-60408-BRL	—
Magic Valley Pipeline, L.P.	05-60332-BRL	32,736
MEP Pleasant Hill, LLC	05-60334-BRL	—
Moapa Energy Center, LLC	05-60337-BRL	—
Mobile Energy L L C	05-60344-BRL	52,776
Modoc Power, Inc.	05-60346-BRL	—
Morgan Energy Center, LLC	05-60353-BRL	404,421
Mount Hoffman Geothermal Company, L.P.	05-60361-BRL	—
Mt. Vernon Energy LLC	05-60376-BRL	—
NewSouth Energy LLC	05-60381-BRL	—
Nissequogue Cogen Partners	05-60388-BRL	611,928

Legal Entity	Case Number	Disbursements
Northwest Cogeneration, Inc.	05-60336-BRL	$ —
NTC Five, Inc.	05-60463-BRL	—
NTC GP, LLC	05-60350-BRL	—
Nueces Bay Energy LLC	05-60356-BRL	—
O.L.S. Energy-Agnews, Inc.	05-60374-BRL	1,089,551
Odyssey Land Acquisition Company	05-60367-BRL	—
Pajaro Energy Center, LLC	05-60385-BRL	—
Pastoria Energy Center, LLC	05-60387-BRL	—
Pastoria Energy Facility L.L.C.	05-60410-BRL	736,556
Philadelphia Biogas Supply, Inc.	05-60421-BRL	—
Phipps Bend Energy Center, LLC	05-60395-BRL	—
Pine Bluff Energy, LLC	05-60396-BRL	244,008
Power Investors, L.L.C.	05-60398-BRL	—
Power Systems MFG., LLC	05-60399-BRL	—
Quintana Canada Holdings, LLC	05-60400-BRL	—
RockGen Energy LLC	05-60401-BRL	1,601,433
Rumford Power Associates Limited Partnership	05-60467-BRL	—
Russell City Energy Center, LLC	05-60411-BRL	3,269
San Joaquin Valley Energy Center, LLC	05-60413-BRL	63,296
Santa Rosa Energy Center, LLC	07-12967-BRL	518,598
Silverado Geothermal Resources, Inc.	06-10198-BRL	115,917
Skipanon Natural Gas, LLC	05-60415-BRL	—
South Point Energy Center, LLC	05-60417-BRL	6,242,318
South Point Holdings, LLC	05-60419-BRL	—
Stony Brook Cogeneration, Inc.	05-60422-BRL	—
Stony Brook Fuel Management Corp.	05-60428-BRL	—
Sutter Dryers, Inc.	05-60430-BRL	—
TBG Cogen Partners	05-60432-BRL	352,107
Texas City Cogeneration, L.P.	05-60434-BRL	821,835
Texas Cogeneration Company	05-60435-BRL	—
Texas Cogeneration Five, Inc.	05-60436-BRL	—
Texas Cogeneration One Company	05-60437-BRL	—
Thermal Power Company	05-60438-BRL	—
Thomassen Turbine Systems America, Inc.	05-60354-BRL	—
Tiverton Power Associates Limited Partnership	05-60357-BRL	—
VEC Holdings, LLC	05-60365-BRL	—
Venture Acquisition Company	05-60368-BRL	—
Vineyard Energy Center, LLC	05-60373-BRL	—
Wawayanda Energy Center, LLC	05-60378-BRL	—
Whatcom Cogeneration Partners, L.P.	05-60468-BRL	—
Zion Energy LLC	05-60380-BRL	54,688
Total		**$ 543,545,509**

Index

SCHEDULE VI
CALPINE CORPORATION
(Debtor-in-Possession)
CASE No. 05-60200 (Jointly Administered)
DEBTORS' STATEMENT REGARDING INSURANCE POLICIES
For the Period from November 1, 2007, through November 30, 2007

All insurance policies are fully paid for the current period, including amounts owed for workers' compensation and disability insurance.